UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at February 20, 2009

Commission File Number: 001-31729

GREAT BASIN GOLD LTD.
(Translation of registrant's name into English)

1238 West Street, 4th Floor
Sandown 2196
PO Box 78182
Sandton, South Africa 2146
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1
Material Change Report dated December 22, 2008 relating to the announcement of the closing of a Senior Secured Note financing led by Casimir Capital LP, issuing a total of 51,500 Units and raising gross proceeds of US$51,500,000

99.2
Senior Secured Note Indenture among the Company, Great Basin Gold Inc., Rodeo Creek Gold Inc., Antler Peak Gold Inc., Hollister Venture Corp., Touchstone Resources Company and HSBC Bank USA, N.A., dated December 12, 2008

99.3	Management proxy circular dated May 15, 2008 in respect of the annual and special general meeting of stockholders held on June 23, 2008.

99.4	Voting Results Report dated June 23, 2008

99.5	Amended Voting Results Report dated July 14, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Great Basin Gold Ltd.
(Registrant)

Date: February 20, 2009	By:	/s/ Lou van Vuuren
Lou van Vuuren

	Title:	Chief Financial Officer